ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

March 29, 2018

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Re:	Avino Silver & Gold Mines Ltd.
Form 20-F for the Year Ended December 31, 2016 Filed March 10, 2017 File No. 001-35254

Dear Mr. Decker:

We are submitting this letter in response to the Securities and Exchange Commission’s (“SEC”) staff comment letter dated March 14, 2018. We have reproduced the text of the staff’s comments in bold-faced type and have provided our responses in italics. Terms used in our responses that are not defined herein shall have the same meaning as defined in our Form 20-F for the year ended December 31, 2016, as filed with the SEC on March 10, 2017.

Item 18. Financial Statements

Note 8. Exploration and Evaluation Assets, page 125

1.	We read your response to comment 2. As previously requested, please tell us the amounts of development-type costs for each period presented that are included in each type of exploration and evaluation asset shown in your response. Similarly, provide us with the amounts for costs associated with revenue and mine start-up costs separately for each period presented. Also, explain to us in greater detail why each of these costs is permitted to be classified as an exploration and evaluation asset. Refer to IFRS 6, including paragraph 10.

Since 1968. A Proven Model for Growth.

1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Response:

The following tables for the years ended December 31, 2016, 2015, and 2014, represent the amounts of development-type costs and costs associated with revenue included within exploration and evaluation assets for each period, for each type of exploration and evaluation asset:

December 31, 2014 – in Canadian Dollars
Type of Exploration and Evaluation Asset	Exploration and Evaluation Costs	Development-Type Costs	Cost Associated with Revenues	Total
Acquisition Costs	$9,499,970	$ -	$ -	$9,499,970
Assays	230,982	-	-	230,982
Mine and Camp Costs	5,651,138	2,246,445	4,587,270	12,484,853
Drilling and Exploration	-	-	-	-
Geological and Related Services	1,488,054	-	-	1,488,054
Taxes and Assessments	506,629	-	-	506,629
Reclamation Provision	1,500,000	-	-	1,500,000
Depreciation	-	-	755,419	755,419
Sale of Concentrate	-	-	(7,184,048)	(7,184,048)
Interest and financing costs	-	-	-	-
Total Exploration and Evaluation Assets - Mexico	$18,876,773	$2,246,445	$(1,841,359)	19,281,859
Total Canadian Operations	10,627,361	-	-	10,627,361
Total Exploration and Evaluation Assets per Financial Statements	$29,504,134	$2,246,445	$(1,841,359)	$29,909,220

December 31, 2015 – in Canadian Dollars
Type of Exploration and Evaluation Asset	Exploration and Evaluation Costs	Development-Type Costs	Cost Associated with Revenues	Total
Acquisition Costs	$9,499,970	$ -	$ -	$9,499,970
Assays	267,069	-	-	267,069
Mine and Camp Costs	6,624,150	3,586,027	26,604,243	36,814,420
Drilling and Exploration	265,562	-	-	265,562
Geological and Related Services	1,852,320	-	-	1,852,320
Taxes and Assessments	737,809	-	-	737,809
Reclamation Provision	1,500,000	-	-	1,500,000
Depreciation	-	-	1,981,431	1,981,431
Sale of Concentrate	-	-	(32,064,351)	(32,064,351)
Interest and financing costs	-	240,338	-	240,338
Total Exploration and Evaluation Assets - Mexico	$20,746,880	$3,826,365	$(3,478,677)	21,094,568
Total Canadian Operations	20,282,406	-	-	20,282,406
Total Exploration and Evaluation Assets per Financial Statements	$41,029,286	$3,826,365	$(3,478,677)	$41,376,974

Since 1968. A Proven Model for Growth.

2

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

December 31, 2016
Type of Exploration and Evaluation Asset	Exploration and Evaluation Costs	Development-Type Costs	Cost Associated with Revenues	Total
Acquisition Costs	$9,499,970	$ -	$ -	$9,499,970
Assays	-	-	-	-
Mine and Camp Costs	-	-	-	-
Drilling and Exploration	251,710	-	-	251,710
Geological and Related Services	-	-	-	-
Taxes and Assessments	961,521	-	-	969,521
Reclamation Provision	-	-	-	-
Depreciation	-	-	-	-
Sale of Concentrate	-	-	-	-
Interest and financing costs	-	-	-	-
Total Exploration and Evaluation Assets - Mexico	$10,713,201	$ -	$ -	10,713,201
Total Canadian Operations	30,630,864	-	-	30,630,864
Total Exploration and Evaluation Assets per Financial Statements	$41,344,065	$ -	$ -	$41,344,065

The Company has classified these costs as E&E expenditures under the guidance provided by paragraph 9(f) of IFRS 6. While the Company is of the position that the costs noted above are appropriately presented given our facts and circumstances, the Company has considered the interpretation under Paragraph 10 and the impact on the Company’s financial statements if development-type costs were presented under IAS 16 as at December 31, 2015 and 2014. We have considered the qualitative aspects of a potential misclassification and determined in our judgment that they are immaterial, both quantitatively and qualitatively, to the users of our financial statements due to their nature using the guidance provided by Staff Accounting Bulletin No. 99 – Materiality and the SEC Advisory Committee on Improvements to Financial Reporting.

Since 1968. A Proven Model for Growth.

3

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

We have also determined that the reclassification of development-type costs would have no impact on the total assets reported in the Company’s balance sheets as at December 31, 2015 and 2014 and no impact on the amounts reported in the Company’s statements of operations and comprehensive income for the years then ended. Management has previously assessed at the end of each reporting period whether there is any indication that its plant, equipment and mining properties may be impaired and has determined there to be none. However, in connection with our response, the Company has performed impairment tests as at December 31, 2015 and 2014 to estimate the recoverable amount of the exploration and evaluation assets related to the Avino mine and determined that such amounts are fully recoverable.

2.	Your response to comment 2 states that mine and camp costs include milling, processing and labor costs of material during the evaluation phase. Please breakout these costs into smaller components for each period presented, describe each cost in detail and explain how each cost is appropriate for inclusion under IFRS 6, including paragraph 10.

Response:

Below is a breakdown of the mine and camp costs for the years ended December 31, 2015, and 2014. There are no mine and camp costs in exploration and evaluation assets as at December 31, 2016, or at September 30, 2017, the most recent financial period presented:

December 31, 2015 – Canadian Dollars
Type of Exploration and Evaluation Asset	Exploration and Evaluation Costs	Development-Type Costs	Cost Associated with Revenues	Total
Mine and Camp Costs:
Labour	1,017,795	1,051,564	7,655,213	9,724,572
Materials	132,208	1,138,049	3,959,123	5,229,380
Milling	-	-	1,508,786	1,508,786
Mining	-	864,623	5,787,976	6,652,599
Power	158,808	96,006	1,736,012	1,990,826
Fuel	-	186,521	1,544,455	1,730,976
Maintenance	49,545	179,473	2,426,526	2,655,544
Drilling	4,942,673	69,791	875,259	5,887,723
Assays	-	-	141,520	141,520
Royalties	-	-	886,677	886,677
Other	323,121	-	82,696	405,817
Total Mine and Camp Costs	6,624,150	3,586,027	26,604,243	36,814,420

Since 1968. A Proven Model for Growth.

4

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

December 31, 2014 – Canadian Dollars
Type of Exploration and Evaluation Asset	Exploration and Evaluation Costs	Development-Type Costs	Cost Associated with Revenues	Total
Mine and Camp Costs:
Labour	880,266	637,665	2,299,319	3,817,250
Materials	114,344	700,788	793,452	1,608,584
Milling	-	-	608,072	608,072
Mining	-	558,617	152,691	711,308
Power	137,349	83,033	245,005	465,387
Fuel	-	122,573	109,025	231,598
Maintenance	42,851	143,769	240,536	427,156
Drilling	4,196,870	-	-	4,196,870
Assays	-	-	54,621	54,621
Royalties	-	-	13,028	13,028
Other	279,458	-	71,521	350,979
Total Mine and Camp Costs	5,651,138	2,246,445	4,587,270	12,484,853

The Company has classified these costs as exploration and evaluation expenditures under the guidance provided by Paragraph 9(f) of IFRS 6. While the Company is of the position that the costs noted above are appropriately presented given our facts and circumstances, the Company has considered the interpretation under Paragraph 10, and the impact on the Company’s financial statements if these development-type costs were presented under IAS 16 as at December 31, 2015 and 2014. We have determined the effect to be immaterial to the users of our financial statements as noted in our response to Comment 1 above.

3.	Your response to comment 2 indicates that your exploration and evaluation assets include reclamation provisions. Please provide a discussion of the relationship between your exploration and evaluation activities and the reclamation provision for each mine. In addition, please provide the assumptions you used to determine the amounts and the timing of when reclamation activities will begin.

Response:

The Company has recognized the asset retirement cost associated with its Bralorne property in exploration and evaluation expenditures in accordance with Paragraph 11 of IFRS 6, and IAS 37 Provisions, Contingent Liabilities and Contingent Assets, under which an entity recognizes any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken the exploration for and evaluation of mineral resources. Bralorne was a former operating mine prior to being acquired by the Company on August 20, 2014, and the provision represents management’s best estimate of the expenditure required to settle the present obligation to remediate the property at the end of the relevant reporting periods.

Since 1968. A Proven Model for Growth.

5

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

The present obligation for the provision was determined using the following assumptions as at September 30, 2017, and at December 31, 2016, 2015 and 2014:

Bralorne - Canada
	September 30, 2017 ($USD)	December 31, 2016 ($CAD)	December 31, 2015 ($CAD)	December 31, 2014 ($CAD)
Assumptions:
Risk-Free Interest Rate	3.46%	4.39%	3.00%	-
Inflation	1.65%	1.79%	2.45%	-
Present Value of Obligation	$10,069,982	$7,694,053	$3,958,437	$Nil

These future costs are expected to be incurred over the next 100 years, due to the nature of the water table and the soil in the area. The related obligation is required to be incurred regardless if the Company proceeds with developing the Bralorne Mine.

4.	In your response to comment 2, you indicate that all development-type costs currently included in exploration and evaluation assets would qualify for presentation in a separate class of plant, equipment and mining properties under IAS 16. Please explain in detail how you determined that these development-type costs would qualify for capitalization as assets under IAS 16, rather than being expensed. In doing so, also tell us in detail what economic and other information you are using to make your IAS 16 determination. Furthermore, tell us how this economic and other information is considered in your determination under IFRS 6 that technical feasibility and commercial viability are not met prior to reaching production levels intended by management.

Response:

While the Company believes that its treatment of development-type costs is appropriate given the facts and circumstances, management has determined that these costs would qualify for capitalization using the guidance under Paragraph 7 of IAS 16, which requires that it be probable that future economic benefits associated with the asset will flow to the entity, and that the cost of the assets can be measured reliably. Management made this determination using internally available data, which was supported by the impairment tests performed as at December 31, 2015 and 2014, referred to in our response to Comment 1 above, and the subsequent results of operations to date.

Since 1968. A Proven Model for Growth.

6

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

While the internally available data supported that it was probable that future economic benefits associated with the Company’s exploration and evaluation assets (including development-type costs) will flow to the entity, management, in its judgment, concluded that commercial viability had not been demonstrated. In arriving at this conclusion, management noted that the Company did not have measured resources and a preliminary economic assessment, pre-feasibility study, or feasibility study had not been completed at that time. Management also considered that Section 3.4(e) of National Instrument 43-101 requires an issuer that discloses in writing the results of an economic analysis of mineral resources on a property material to the issuer, to include a prominent statement that mineral resources that are not mineral reserves have not demonstrated economic viability. Furthermore, while not reporting under US GAAP, management considered the guidance under Industry Guide 7, which defines development stage to include all issuers engaged in the preparation of an established commercially minable deposit (reserves) for its extraction, which are not in the production stage.

Commercial viability is not defined in IFRS 6, and its application is diverse in practice. As documented in the extract of the Canadian IFRS Discussion Group meeting on September 13, 2016, titled “IFRS 6: Technical Feasibility and Commercial Viability”, Group members observed that this is a complex area and IFRS 6 does not prescribe the specific nature of evidence required to establish technical feasibility and commercial viability. In addition, the Canadian CPA Viewpoints dated June 2017, and titled “Determining Technical Feasibility and Commercial Viability” documents that the threshold for technical feasibility and commercial viability under IFRS 6 is a high one and requires a preponderance of compelling evidence.

We have noted that both the IFRS Discussion Group and CPA Viewpoints referred to above were published subsequent to the filing of the Company’s financial statements for the years ended December 31, 2015 and 2014. We intend to use the additional guidance on the determination of commercial viability provided by the CPA Viewpoints referred to above, prospectively, for our projects in the exploration and evaluation stage.

5.	We read your responses to comments 1 and 3. You indicate that beginning in September 2014, evaluation material was processed at Mill Circuit 2, and beginning in January 2015, full scale processing operations began at Mill Circuit 3. Please tell us, in detail, what factors you considered in making your decisions to authorize financial expenditures associated with (i) the building of Mill Circuit 2, (ii) the building of Mill Circuit 3, and (iii) the infrastructure required to provide continuous nameplate mill throughput for Mill Circuits 2 and 3. In doing so, also tell us the economic and other information that you had available to you when you made these decisions.

Response:

The following comments relate to Mill Circuits 2 and 3, and the related infrastructure:

Since 1968. A Proven Model for Growth.

7

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Mill Circuit 2 and Related Infrastructure

Mill Circuit 2 was recommissioned and placed back into operation in April 2013. The decision to refurbish this circuit was based on the following factors:

•	Mill equipment was already owned by the Company from previous operations. As a result, the costs to refurbish the mill circuit and place it in to operation were only US $320,000, a fraction of the value to build and commission a new one. Refurbishment activities included upgrading electrical systems and panels, new rubber conveyors, painting, reconditioning the flotation cells, and updating the filter press.

•	The Company and its management team previously operated the mill for several years and were familiar with its operating capabilities, decreasing the associated risks with starting up a brand-new mill circuit.

•	Historic stockpiles were used to commission the mill circuit, and the Company estimated that 7-12 months of material was available on surface for processing. The historic stockpiles represent material left over from previous mining operations (Pre 2001). The Company assayed the historical stockpiles, and concluded that although marginal, the material could be processed and sold for a small margin.

•	Although the Company did not complete a feasibility study, an updated resource statement was commissioned by Tetra Tech, which indicated the Company had adequate resources to process to support approving the costs to refurbish the mill. Further, the Company had available technical reports from when the mine operated between 1968 and 2001. The reports were prepared by technical experts prior to the requirement for 43-101. These historic reports were considered to be accurate and reliable.

•	The Company secured a stable and ongoing sales agreement with a well-known and credible concentrate trading firm. The material specifications required in the sales agreement were sustainable and consistent with the design specifications and management’s expectations.

•	The precious metal market was continuing to show positive signs of recovery, with prices for gold and silver at historical highs, contributing to a decision to authorize financial expenditures. Improvement in metal prices was critical to assessing that a reasonable rate of return could be achieved.

•	The Company further considered the following items and infrastructure to support expenditures to refurbish Mill Circuit 2:

o	Necessary permitting was in place for operations
o	Adequate capacity for tailings storage
o	Adequate power to operate the mill circuit
o	Long-term land use agreements were in place with the local Ejidos Group

The factors noted above were carefully reviewed and evaluated by the board and management over a period of time.

Since 1968. A Proven Model for Growth.

8

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Mill Circuit 3 and Related Infrastructure

From 2011 to 2013 the Company successfully rebuilt and refurbished Mill Circuits 1 and 2. The success of Mill Circuit 1 further (among other considerations) supported the refurbishment of Mill Circuit 2. The success of both circuits and the quantity of available mineral resources supported management’s considerations to refurbish Mill Circuit 3.

The Company has had a long standing corporate strategy to become mid-tier silver producer and recommissioning Mill Circuit 3 at 1,000 tonnes per day would be critical to increase the Company’s overall production. The decision to move forward with refurbishing Mill Circuit 3 was primarily based on the following factors:

•	In 2013, management and board commissioned an independent mineral resource estimate for the Avino property. The report highlighted the potential resources at the ET mine as follows:

■	Indicated	4,325,384 tonnes
	Inferred	3,220,896 tonnes
	Total	7,546,280 tonnes

The mill design capacity is 1,000 tonnes per day at 350 (approximately 15 days per annum for maintenance) operating days per year. The total resource as noted above could feed the mill for up to 20 years. The Company does take a provision for inferred resources; however, the conclusion by the board and management was that there were adequate mineral resources to support financial expenditures to refurbish and recommission the mill based on internal financial projections at then current and projected commodity prices.

•	The capital costs to refurbish Mill Circuit 3 was approximately USD$430,000. The company already owned most of the significant mill components and successfully operated the mill between 1968 and 2001. The cost to build a brand-new mill with similar design capacity would have been significantly more expensive. The low cost to refurbish the mill was a major consideration to recommission the mill, and authorize the related financial expenditures.

Since 1968. A Proven Model for Growth.

9

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

•	The Company did not complete a feasibility study on the ET Mine when evaluating the recommission of the mine and the related mill facility. It did, however, rely on the updated resource statement referred to above and the technical and operational reports prepared and used by the Company from 1968 to 2001. These historical reports are relevant to the decision to authorize expenditures given that the general nature of mine and mill operating remain relatively unchanged. Further, the Company employs many of the same employees/mangers that previously worked at the mine and have significant and credible experience with the operation.

•	During 2014, the Company completed dewatering of the ET mine. Dewatering of the mine was critical to evaluating the condition of the mine as the material from the ET would feed mill circuit 3. Once dewatering was complete, it was determined that minimal work would be required to prepare the underground for future recommissioning and development.

•	During 2014, the Company commissioned a new powerline to increase power to the Avino property to 5 megawatts. Of the 5 megawatt increase in power, 1 megawatt was allocated to Mill circuit 3. The Company successfully completed the construction of the powerline and obtained all required permits to do so.

•	The Company further considered the following items and infrastructure to support expenditures to refurbish Mill Circuit 3:

o	Necessary permitting was in place for operations
o	Adequate power to operate the mill circuit
o	Adequate capacity for tailings storage
o	Long term land use agreements were in place with the local Ejidos

We believe that we have adequately responded to all staff comments. Please contact the undersigned at (604) 682-3701 if additional information is required.

Yours respectfully,

AVINO SILVER & GOLD MINES LTD.

/s/ Malcolm Davidson

Malcolm Davidson, CPA, CA

Chief Financial Officer

Since 1968. A Proven Model for Growth.

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